UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares, par value Rs. 2 per share
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Equity Share
(Title of Class of Securities)

703248203**
(CUSIP Number)

Christopher G. Lanning
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
Tel. No.:  (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 10, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares.  No CUSIP has been assigned to the Equity Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703248203	Page 2 of 15

1	NAME OF REPORTING PERSON General Atlantic Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,913,948*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,913,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,913,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.41%
14	TYPE OF REPORTING PERSON OO

* Includes 20,161,867 American Depositary Shares held by General Atlantic Mauritius Limited (“GA Mauritius”), representing 20,161,867 Equity Shares of Patni Computer Systems Limited, a company organized under the laws of the Republic of India (the “Issuer”), held by the Bank of New York Mellon as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002 (the “Restricted ADSs”).  In addition, GA Mauritius owns 2,752,081 Equity Shares of the Issuer directly. General Atlantic GenPar (Mauritius) Limited (“GenPar”) controls the management of GA Mauritius by virtue of ownership of a majority of its voting shares.  General Atlantic LLC (“GA”) owns all the shares of GenPar.

CUSIP No. 703248203	Page 3 of 15

1	NAME OF REPORTING PERSON General Atlantic GenPar (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,913,948*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,913,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,913,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.41%
14	TYPE OF REPORTING PERSON CO

* Includes 20,161,867 Restricted ADSs held by GA Mauritius, representing 20,161,867 Equity Shares of the Issuer, held by the Bank of New York Mellon as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002. In addition, GA Mauritius owns 2,752,081 Equity Shares of the Issuer directly. GenPar controls the management of GA Mauritius by virtue of ownership of a majority of its voting shares.  GA owns all the shares of GenPar.

CUSIP No. 703248203	Page 4 of 15

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,913,948*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,913,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,913,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.41%
14	TYPE OF REPORTING PERSON CO

* Includes 20,161,867 Restricted ADSs held by GA Mauritius, representing 20,161,867 Equity Shares of the Issuer, held by the Bank of New York Mellon as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002. In addition, GA Mauritius owns 2,752,081 Equity Shares of the Issuer directly. GenPar controls the management of GA Mauritius by virtue of ownership of a majority of its voting shares. GA owns all the shares of GenPar.

CUSIP No. 703248203	Page 5 of 15

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to equity shares, par value Rs. 2 per share (the “Equity Shares”), of Patni Computer Systems Limited, a company organized under the laws of the Republic of India (the “Issuer”), and the American Depositary Shares, each representing one Equity Share, held by The Bank of New York Mellon, as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002, prior to the time the Issuer undertook its initial public offering in the United States (the “Restricted ADSs”).

The Issuer has a second American Depositary Receipts facility, established with The Bank of New York Mellon, as depositary, under which American Depositary Shares, each representing two Equity Shares, have been issued (the “Unrestricted ADSs”).  The Unrestricted ADSs are listed on the New York Stock Exchange under the symbol “PATNI.BO”.  The Reporting Persons beneficially own only Equity Shares and Restricted ADSs and do not beneficially own any Unrestricted ADSs.

The address of the principal executive office of the Issuer is Akruti Softech Park, MIDC Cross Road No. 21, Andheri (E), Mumbai 400 093, India.

Item 2.  Identity and Background.

(a) and (f)  This statement is being filed by General Atlantic Mauritius Limited, a Mauritius private company limited by shares (“GA Mauritius”), which is the owner of Equity Shares and Restricted ADSs, as well as by General Atlantic LLC, a Delaware limited liability company (“GA”) and General Atlantic GenPar (Mauritius) Limited, a Mauritius private company limited by shares (“GenPar”).  GA and GenPar may be deemed to have shared voting and dispositive power over the Equity Shares and Unrestricted ADSs held by GA Mauritius.   GenPar owns a majority of GA Mauritius’s voting  shares.  GA owns all of the outstanding shares of GenPar.  The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), John Bernstein, Mark F. Dzialga, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan C. Korngold, Christopher G. Lanning, Jeff X. Leng, Anton J. Levy, Adrianna Ma, Marc F. McMorris,

CUSIP No. 703248203	Page 6 of 15

Thomas J. Murphy, Matthew Nimetz, Fernando Oliveira, Ranjit Pandit, Andrew C. Pearson, David A. Rosenstein, Sunish Sharma and Philip P. Trahanas (collectively, the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of GA Mauritius and GenPar is listed on Schedule A hereto and (ii) the GA Managing Directors is listed on  Schedule B hereto.  The present principal occupation of each GA Managing Director is as a managing director at GA.

(b) and (c)  GA is located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  GenPar and GA Mauritius are located at 6th Floor, Tower A, 1 CyberCity, Ebene, Mauritius.  Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

(d) and (e)  None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

GA Mauritius acquired the Equity Shares and the Restricted ADSs beneficially owned by the Reporting Persons with personal funds available for investment, obtained by way of contributions from its shareholders, for an aggregate purchase price of $100,000,000  pursuant to a Share Subscription Agreement dated as of July 15, 2002 by and among the Issuer and GA Mauritius and three share purchase agreements dated as of July 15, 2002 by and among GA Mauritius as purchaser thereto and three selling shareholders.

Item 4.  Purpose of Transaction.

The Reporting Persons originally acquired the Restricted ADSs and the Equity Shares reported herein for investment purposes.

CUSIP No. 703248203	Page 7 of 15

On January 10, 2011, GA Mauritius entered into (i) a Share Purchase Agreement with Pan-Asia iGATE Solutions, a company incorporated under the laws of Mauritius and having its registered office at c/o International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius (the “Purchaser”), pursuant to which GA Mauritius agreed to sell to the Purchaser, and the Purchaser agreed to purchase, 2,752,081 Equity Shares for a purchase price of  Rs. 503.5 (Indian Rupees) per Equity Share and (ii) a Securities Purchase Agreement with the Purchaser, pursuant to which GA Mauritius agreed to sell to the Purchaser, and the Purchaser agreed to purchase, 20,161,867 Restricted ADSs for a purchase price of approximately $11.11 per Restricted ADS (representing a price per Equity Share of Rs. 503.5 (Indian Rupees) based on the foreign exchange rate for conversion of Indian Rupees into U.S. Dollars, at selling rate prescribed by the State Bank of India as of January 10, 2011) (together, the “GA Purchase Agreements”).  Upon completion of the sales contemplated under the GA Purchase Agreements, the Reporting Persons will sell all of the Restricted ADSs and Equity Shares beneficially owned by them.

The closing of the transactions contemplated under the GA Purchase Agreements is subject to customary conditions, including, among others, (i) termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and receipt of any other required competition clearances, (ii) the completion of the Open Offer (as defined below) and payment for any Equity Shares tendered therein (but not the acquisition of any specified number of Equity Shares), and (iii) simultaneous completion of the sale of Equity Shares by the Patni Sellers under the Founders’ SPA (each as defined below).

On January 10, 2011, the Purchaser and its affiliated company iGATE Global Solutions Limited, a company incorporated under the Indian Companies Act, 1956 and having its registered office at 158-162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore - 560 066, India (“iGATE Solutions”), also entered into a Share Purchase Agreement (the “Founders’ Purchase Agreement”) with Gajendra K. Patni, Narendra K. Patni and Ashok Kumar Patni, and members of their respective families and companies controlled by them, as sellers (the “Patni Sellers”), pursuant to which the Patni Sellers agreed to sell a total of 60,091,202 Equity Shares

CUSIP No. 703248203	Page 8 of 15

representing 45.64% of the outstanding Equity Shares for a purchase price of Rs. 503.5 (Indian Rupees), subject to similar conditions to those in the GA Purchase Agreements.

As a consequence of entering into the GA Purchase Agreements and the Founders’ Purchase Agreement, the Purchaser and iGATE Solutions will be required, under the (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Regulations”) of the Securities and Exchange Board of India, to make a mandatory open offer (the “Open Offer”) to the remaining shareholders of the Issuer to acquire up to 20% of the total outstanding Equity Shares, at price per share being the higher of the price they will pay under the Purchase Agreements and a market-based formula price determined in accordance with the Takeover Regulations.  There is no requirement that a minimum number of Equity Shares be tendered in the Open Offer, and the completion of the transactions contemplated by the GA Purchase Agreements and the Founders’ Purchase Agreement is in no way contingent upon any number of Equity Shares being tendered in the Open Offer.  The Takeover Regulations require that the Open Offer be made and any Equity Shares tendered in the Open Offer be paid for before the sale of Equity Shares and Restricted ADSs may be completed under the GA Purchase Agreements.

Pursuant to the GA Purchase Agreement and the Founders’ Purchase Agreement, Mr. William O. Grabe, who has been the Reporting Persons’ nominee director on the Issuer’s board of directors, will resign from the Issuer’s board of directors and GA Mauritius and the Patni Sellers will facilitate the appointment of two nominees of the Purchaser and iGATE Solutions as directors on the Issuer’s board of directors and a nominee as an observer, at the date in which the Purchaser deposits 100% of the consideration for the Equity Shares that may be acquired in the Open Offer, assuming full acceptance, into an escrow account (the “Escrow Deposit Date”).  Under the GA Purchase Agreements and the Founders’ Purchase Agreement, the Escrow Deposit Date is contemplated to occur within 5 business days following the later of (i) receipt of HSR clearance in respect of the transactions contemplated under the GA Purchase Agreements and the Founders’ Purchase

CUSIP No. 703248203	Page 9 of 15

Agreement, and (ii) the 21st day following the date of the public announcement of the Open Offer required to be made under the Takeover Regulations.

Upon completion of the transactions contemplated under the GA Purchase Agreements and the Founders’ Purchase Agreement the Purchaser and iGATE Solutions will acquire control of the Issuer.

Copies of the GA Purchase Agreements are filed as exhibits 2 and 3 to this Schedule 13D and are incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, GA Mauritius beneficially owns (directly and through the Restricted ADSs) 22,913,948* Equity Shares, representing 17.41% of the Issuer’s outstanding Equity Shares.

Because (i) GenPar owns a majority of GA Mauritius’ voting shares and (ii) GA owns all of the outstanding shares of GenPar, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Equity Shares* owned of record by GA Mauritius. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 22,913,948* Equity Shares, or 17.41% of the Issuer’s outstanding Equity Shares.

(b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 22,913,948* Equity Shares that may be deemed to be beneficially owned by each of them.  Each of the Reporting Persons has the sole power to vote or direct the vote of no Equity Shares and has the sole power to dispose or direct the disposition of no Equity Shares.

(c) Except as set forth in Item 3, Item 6 or otherwise herein, to the knowledge of the Reporting Persons none of the persons named in response to Item 5(a) has effected any transactions in the Equity Shares and/or Restricted ADSs during the past 60 days.

* Includes 20,161,867 Restricted ADSs representing 20,161,867 Equity Shares of the Issuer held by the Bank of New York Mellon as depositary.   GA Mauritius owns 2,752,081 Equity Shares directly.

CUSIP No. 703248203	Page 10 of 15

(d)  No person other than the persons listed or the shareholders of GA Mauritius is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under Item 4 above is incorporated into this Item 6 by reference.

In consideration of both his past services to the Reporting Persons and his efforts in connection with the sale of control of the Issuer in the transactions described above, GA Mauritius has agreed to pay Mr. Narendra K. Patni $2,181,533 (the “Fee”) on or before April 15, 2011; except that GA Mauritius may in its sole discretion defer the date of payment of the Fee during the time that it owns Equity Shares or Restricted ADSs and its obligation to make any payment in respect of the Fee will terminate if payment has not been made and GA Mauritius continues to own Equity Shares or Restricted ADSs as of December 31, 2011.

To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of January 10, 2011 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended
Exhibit 2:	Share Purchase Agreement, dated January 10, 2011 by and among General Atlantic Mauritius Limited, Pan-Asia iGATE Solutions
Exhibit 3:	Securities Purchase Agreement, dated January 10, 2011 by and among General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions

CUSIP No. 703248203	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2011.

GENERAL ATLANTIC LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC GENPAR (MAURITIUS) LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

CUSIP No. 703248203	Page 12 of 15

SCHEDULE A

Directors of General Atlantic Mauritius Limited

Name	Business Address	Citizenship	Principal Occupation
Jean Maurice Richard Arlove	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Chief Executive Officer of Abax Corporate Services Ltd.
Amit Gupta	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	India	Senior Executive of Abax Corporate Services Ltd.
Steven A. Denning	3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A	United States	Chairman and Managing Director of General Atlantic
Christopher G. Lanning (Alternate Director to Steven A. Denning)	3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A	United States	Managing Director of General Atlantic
Mathew Nimetz (Alternate Director to Steven A. Denning)	3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A	United States	Managing Director of General Atlantic
Venkatesen Saminada Chetty (Alternate Director to Jean Maurice Richard Arlove )	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Executive of Abax Corporate Services Ltd.
Devananda Naraidoo (Alternate Director to Amit Gupta)	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Executive of Abax Corporate Services Ltd.

Directors of General Atlantic GenPar (Mauritius) Limited

Name	Business Address	Citizenship	Principal Occupation
Jean Maurice Richard Arlove	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Chief Executive Officer of Abax Corporate Services Ltd.
Amit Gupta	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	India	Senior Executive of Abax Corporate Services Ltd.
Steven A. Denning	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	United States	Chairman and Managing Director of General Atlantic
Christopher G. Lanning (Alternate Director to Steven A. Denning)	3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A	United States	Managing Director of General Atlantic
Mathew Nimetz (Alternate Director to Steven A. Denning)	3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A	United States	Managing Director of General Atlantic
Nousrath Bhugeloo (Alternate Director to Jean Maurice Richard Arlove )	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Senior Executive of Abax Corporate Services Ltd.

CUSIP No. 703248203	Page 13 of 15

Venkatesen Saminada Chetty (Alternate Director to Jean Maurice Richard Arlove )	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Executive of Abax Corporate Services Ltd.
Devananda Naraidoo (Alternate Director to Amit Gupta)	6th Floor, Tower A 1 Cyber City, Ebene, Mauritius	Mauritius	Executive of Abax Corporate Services Ltd.

CUSIP No. 703248203	Page 14 of 15

SCHEDULE B

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
John Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Alexander A. Chulack	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Abhay Havaldar	17th Floor, Express Towers Nariman Point Mumbai 400 021, India	India
Patricia L. Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Adrianna Ma	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301	United States
Hans Morris	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Fernando M. Oliveira	Av. Brigadeiro Faria Lima, 3729 3 andar São Paulo-SP, 04538-905 Brazil	Brazil

CUSIP No. 703248203	Page 15 of 15

Name	Business Address	Citizenship
Ranjit Pandit	17th Floor, Express Towers Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Brett B. Rochkind	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
David A. Rosenstein	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Sunish Sharma	17th Floor, Express Towers Nariman Point Mumbai 400 021, India	India
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States